Exhibit 99.2

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Execution Version
Contract number (FI No.): [On file with EIB] Contract number (FI No.): [On file with EIB] Serapis No.: [On file with EIB]

EUROPEAN INVESTMENT BANK and VOXELJET AG

FINANCE CONTRACT

Dated                                                    2017

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

THIS CONTRACT IS MADE ON	2017 BETWEEN:

(1)        THE EUROPEAN INVESTMENT BANK having its seat at 100 boulevard Konrad Adenauer, L-2950 Luxembourg (the "Bank"); and

(2)        VOXELJET AG, a company incorporated in Germany, having its registered office at Paul-Lenz-Straße 1a, 86316 Friedberg, Germany (the "Borrower").

WHEREAS:

(A)        The Borrower has stated that it is undertaking a research and development project for growth over the next 3 years on a cumulative basis as more particularly described in the technical description (the "Technical Description") set out in Part A of Schedule A (the "Investment"). The total cost of the Investment, as estimated by the Bank, is EUR [***].

(B)        The Bank, considering that the financing of the Investment falls within the scope of its functions, agreed to provide the Borrower with a credit in an amount of EUR 25,000,000 under this Finance Contract (the "Contract") to finance the Investment; provided that the amount of the loan hereunder shall not, in any case, exceed 50% of the cost of the Investment.

(C)        The financial obligations of the Borrower under this Contract are to be guaranteed by each Material Subsidiary which as at the date of this Contract is Voxeljet America Inc. under a guarantee and indemnity by execution of a guarantee and indemnity agreement on the date hereof (the "Original Guarantee and Indemnity Agreement").

(D)        This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments ("EFSI").

(E)        The statute of the Bank provides that the Bank shall ensure that its funds are used as rationally as possible in the interests of the European Union; and, accordingly, the terms and conditions of the Bank's loan operations must be consistent with relevant policies of the European Union.

(F)        The Bank considers that access to information plays an essential role in the reduction of environmental and social risks, including human rights violations, linked to the projects it finances and has therefore established its Transparency Policy, the purpose of which is to enhance the accountability of the EIB group towards its stakeholders and the citizens of the European Union in general.

(G)        The processing of personal data shall be carried out by the Bank in accordance with applicable European Union legislation on the protection of individuals with regard to the processing of personal data by the European Union institutions and bodies and on the free movement of such data.

It is hereby agreed as follows:

1.          Interpretation and Definitions

1.1        Interpretation

In this Contract:

1.1.1     References to Articles, Recitals, Schedules and Paragraphs are, save if explicitly stipulated otherwise, references respectively to articles of, and recitals, schedules and

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

paragraphs of schedules to, this Contract. All Recitals and Schedules form part of this Contract.

1.1.2     References to a provision of law are references to that provision as amended or re-enacted.

1.1.3     References to any other agreement or instrument are references to that other agreement or instrument as amended, novated, supplemented, extended or restated.

1.1.4     An Event of Default, a Default or a Prepayment Event is continuing, if it has not been remedied or waived.

1.2        Definitions

In this Contract:

"Accepted Tranche" means a Tranche in respect of a Disbursement Offer which has been duly accepted by the Borrower in accordance with its terms on or before the Disbursement Acceptance Deadline.

"Accounting Reference Date" has the meaning given to it in paragraph 7(b) of Schedule G.

"acting in concert" means acting together pursuant to an agreement or understanding (whether formal or informal).

"Authorisation" means an authorisation, permit, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Authorised Signatory" means a person authorised to sign individually or jointly Disbursement Acceptances on behalf of the Borrower and named in the most recent List of Authorised Signatories and Accounts received by the Bank.

"Business Day" means a day (other than a Saturday or Sunday) on which the Bank and commercial banks are open for general business in Luxembourg.

"Cash and Cash Equivalent Investments" means, for any Relevant Period, the aggregate of:

(a)        cash in hand or on deposit with any bank, including, without limitation, any amounts standing to the credit of any current account and any overnight and time deposits;

(b)        the market value of any investment in special funds which are capable of being liquidated on short notice;

(c)        the market value of any securities, regardless of their initial or residual maturity which are capable of being liquidated on short notice; and

(d)        any other instrument, securities or investment approved by the Bank.

"Change in the Beneficial Ownership" means a change in the ultimate ownership or control of the Borrower according to the definition of "beneficial owner" set out in article 3(6) of Directive 2015/849 of the European Parliament and of the Council of 20 May 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing as modified or supplemented from time to time.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Change-of-Control Event" means:

(a)        any person or group of persons acting in concert gains control of the Borrower or of any entity directly or ultimately controlling the Borrower; or

(b)        Dr. Ingo Ederer and Franz Industriebeteiligungen AG taken together ceases to own at least [***]% of the ordinary shares or the equivalent amount of the American Depositary Shares in the Borrower.

"Change-of-Law Event" means the enactment, promulgation, execution or ratification of or any change in or amendment to any law, rule or regulation (or in the application or official interpretation of any law, rule or regulation) that occurs after the date of this Contract and which, in the opinion of the Bank, would materially impair an Obligor's ability to perform its obligations under the Finance Documents.

"Code" means the US Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and the rulings issued thereunder.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule E.

"Contract Number" shall mean the Bank generated number identifying this Contract and indicated on the cover page of this Contract after the letters "FI N°".

"Control" means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

"Credit" has the meaning given to it in Article 2.1 (Amount of Credit).

"Default" means any event or circumstance specified in clause 9 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Disbursement Acceptance" means a copy of the Disbursement Offer duly countersigned by the Borrower.

"Disbursement Acceptance Deadline" means the date and time of expiry of a Disbursement Offer as specified therein.

"Disbursement Account" means, in respect of each Tranche, the account (specified by IBAN code, if the country is included in IBAN Registry published by SWIFT, or in the appropriate account format in line with the local banking practice, and BIC/SWIFT code of the bank) set out in the most recent List of Authorised Signatories and Accounts into which the Borrower has requested in the Disbursement Acceptance that disbursement of such Tranche be made.

"Disbursement Date" means the date on which actual disbursement of a Tranche is made by the Bank.

"Disbursement Offer" means a letter substantially in the form set out in Schedule C.

"Dispute" has the meaning given to it in Article 10.2.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Disruption Event" means either or both of:

(a)        a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with this Contract; or

(b)        the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of either the Bank or the Borrower, preventing that party:

(i)        from performing its payment obligations under this Contract; or

(ii)       from communicating with other parties in accordance with the terms of this Contract,

and which disruption (in either such case as per (a) or (b) above) is not caused by, and is beyond the control of, the party whose operations are disrupted.

"EBITDA" means, in respect of any Relevant Period, the consolidated operating profit of the Group before taxation (excluding the results from discontinued operations):

(a)        before deducting any interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments whether paid, payable or capitalised by any member of the Group (calculated on a consolidated basis) in respect of that Relevant Period;

(b)        not including any accrued interest owing to any member of the Group;

(c)        after adding back any amount attributable to the amortisation or depreciation of assets of members of the Group;

(d)        before taking into account any Exceptional Items;

(e)        after deducting the amount of any profit (or adding back the amount of any loss) of any member of the Group which is attributable to minority interests;

(f)        plus or minus the Group's share of the profits or losses (after finance costs and tax) of Non-Group Entities;

(g)        before taking into account any unrealised gains or losses on any financial instrument (other than any derivative instrument which is accounted for on a hedge accounting basis); and

(h)        before taking into account any gain arising from an upward revaluation of any other asset,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

"EFSI" has the meaning given in Recital D.

"EFSI Regulation" means the Regulation 2015/1017 of the European Parliament and of the Council of 25 June 2015 on the European Fund for Strategic Investments.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Environment" means the following, in so far as they affect human health and social well-being:

(a)        fauna and flora;

(b)        soil, water, air, climate and the landscape; and

(c)        cultural heritage and the built environment,

and includes, without limitation, occupational and community health and safety.

"Environmental Approval" means any Authorisation required by Environmental Law.

"Environmental Claim" means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

"Environmental Law" means European Union law, including principles and standards, and national laws and regulations, of which a principal objective is the preservation, protection or improvement of the Environment.

"ERISA" means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and the rulings issued thereunder.

"ERISA Affiliate" means, in relation to an Obligor, each person (as defined in section 3(9) of ERISA) which together with that Obligor would be deemed to be a "single employer" within the meaning of section 414(b) or (c) of the Code or (solely for purposes of the minimum funding requirements under sections 302 or 303 of ERISA or sections 412 or 430 of the Code) within the meaning of section 414(m) or (o) of the Code.

"ERISA Event" means:

(a)       the occurrence of a reportable event, within the meaning of section 4043 of ERISA, with respect to any Plan unless the 30 day notice requirement with respect to such event has been waived under PBGC regulations;

(b)       the application for a minimum funding waiver under section 302(c) of ERISA with respect to a Plan;

(c)       the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in section 4041(e) of ERISA);

(d)       the incurrence by any Obligor or ERISA Affiliate of any liability with respect to a Plan by reason of the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in section 4062(e) of ERISA;

(e)       the incurrence by any Obligor or ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal by any Obligor or any ERISA Affiliate from a Multiemployer Plan or a Multiple Employer Plan;

(f)        a lien under section 303(k) of ERISA shall have been imposed with respect to any Plan;

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(g)       the institution by the PBGC of proceedings to terminate a Plan or appoint a trustee with respect to a Plan pursuant to section 4042 of ERISA, or the termination of a Plan or appointment of a trustee with respect to a Plan pursuant to section 4042 of ERISA;

(h)       the failure with respect to any Plan to satisfy the minimum funding standard (within the meaning of section 302 of ERISA), whether or not waived;

(i)        the failure of any Obligor or ERISA Affiliate to make by its due date a required contribution with respect to any Plan or the failure of any Obligor or ERISA Affiliate to make any required contribution to a Multiemployer Plan; or

(j)        an action, suit, proceeding, hearing, audit or investigation with respect to the management, administration or operation of any Plan (including, without limitation, with respect to the investment of the assets of any Plan) is pending (other than routine claims for benefits).

"EURIBOR" has the meaning given to it in Schedule B (Definition of EURIBOR).

"EUR" or "euro" means the lawful currency of the Member States of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

"Event of Default" means any of the circumstances, events or occurrences specified in Article 9 (Events of Default).

"Exceptional Items" means any material items of an unusual or non-recurring nature which represent gains or losses including those arising on:

(a)        the restructuring of the activities of an entity and reversals of any provisions for the cost of restructuring;

(b)        disposals, revaluations, write downs or impairment of non-current assets or any reversal of any write down or impairment;

(c)        disposals of assets associated with discontinued operations; and

(d)        any other examples of "exceptional items" (as such term has the meaning attributed to it in IFRS).

"Existing Indebtedness" means the Indebtedness incurred for the purposes of [***].

"Existing Security" means the security granted over [***].

"Final Availability Date" means [***] months after the date of this Contract.

"Finance Documents" means this Contract, the Warrant Agreement and the Guarantee and Indemnity Agreement.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Finance Lease" means any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease.

"Financial Quarter" means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

"Financial Year" means the annual accounting period of the Group ending on the Accounting Reference Date.

"Fixed Rate" means:

(a)        in respect of Tranche A, 0%;

(b)        in respect of Tranche B, 7%; and

(c)        in respect of Tranche C, 3%.

"GAAP" means generally accepted accounting principles in Germany, including IFRS.

"Group" means the Group Companies, taken together as a whole.

"Group Company" means the Borrower and its Subsidiaries.

"Guarantee and Indemnity Agreement" means:

(a)        the Original Guarantee and Indemnity Agreement; and

(b)        each other guarantee and indemnity agreement in form and substance satisfactory to the Bank to be entered into by a Guarantor in accordance with paragraph 17 of Schedule H  (General Undertakings).

"Guarantor" means:

(a)        as at the date of this Contract, Voxeljet America Inc.; and

(b)        any other company which becomes a Guarantor in accordance with paragraph 17 of Schedule H (General Undertakings).

"IFRS" means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

"Indebtedness" means any:

(a)        obligations for borrowed money;

(b)        indebtedness under any acceptance credit;

(c)        indebtedness under any bond, debenture, note or similar instrument;

(d)        instrument under any bill of exchange;

(e)        indebtedness in respect of any interest rate or currency swap or forward currency sale or purchase or other form of interest or currency hedging transaction (including without limit caps, collars and floors);

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(f)         indebtedness under any Finance Lease;

(g)        indebtedness (actual or contingent) under any guarantee, bond security, indemnity or other agreement;

(h)        indebtedness (actual or contingent) under any instrument entered into for the purpose of raising finance;

(i)         indebtedness in respect of a liability to reimburse a purchaser of any receivables sold or discounted in the event that any amount of those receivables is not paid;

(j)         indebtedness arising under a securitisation; or

(k)        other transaction which has the commercial effect of borrowing.

"Indebtedness for Borrowed Money" means, in relation to the Borrower and any other Group Company, at any time, any Indebtedness save for any indebtedness for or in respect of paragraph (d) of the definition of " Indebtedness" or any Indebtedness arising between one Obligor and another Obligor, in each case without double counting.

"Illegal Activities" means any of the following illegal activities or activities carried out for illegal purposes: tax evasion, tax fraud, fraud, corruption, coercion, collusion, obstruction, money laundering, financing of terrorism, organised crime or any illegal activity that may affect the financial interests of the EU, according to applicable laws.

"Intellectual Property Rights" means:

(a)         intellectual property of every designation (including, without limitation, patents, utility patents, trademarks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, which may now or in the future subsist) whether capable of registration or not; and

(b)         the benefit of all applications and rights to use such assets of the Borrower (which may now or in the future subsist).

"Investment" has the meaning given to that term in Recital (A).

"Joint Venture" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

"Lead Organisation" means the European Union, the United Nations, the International Monetary Fund, the Financial Stability Board, the Financial Action Task Force and the Organisation for Economic Cooperation and Development.

"List of Authorised Signatories and Accounts" means a list, in form and substance satisfactory to the Bank, setting out: (i) the Authorised Signatories, accompanied by evidence of signing authority of the persons named on the list and specifying if they have individual or joint signing authority, (ii) the specimen signatures of such persons, and (iii) the name of the account beneficiary, IBAN code (or appropriate format in line with local banking practice) and SWIFT BIC of the bank account(s) to which disbursements may be made under this Contract.

"Loan" means the aggregate amount of Tranches disbursed from time to time by the Bank under this Contract.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Margin Stock" has the meaning assigned to that term in Regulation U issued by the Board of Governors of the Federal Reserve System as in effect from time to time.

"Material Adverse Change" means, any event or change of condition, which, in the opinion of the Bank has a material adverse effect on:

(a)        the ability of any Obligor to perform its obligations under the Finance Documents;

(b)        the business, operations, property, condition (financial or otherwise) or prospects of any Obligor or the Group as a whole; or

(c)        the legality, validity or enforceability of, or the effectiveness or ranking of, or the value of any Security granted to the Bank, or the rights or remedies of the Bank under the Finance Documents.

"Material Subsidiary" means any Subsidiary of the Borrower from time to time, whose gross revenues, total assets or EBITDA represents not less than [***]% of (i) the consolidated gross revenues of the Group or, (ii) the consolidated total assets of the Group or, (iii) as the case may be, the consolidated EBITDA of the Group, as calculated based on the then latest consolidated audited accounts of the Group.

"Maturity Date" means, for each Tranche, the last or sole Repayment Date of that Tranche as specified in the relevant Disbursement Offer, being not later than 5 years from the Disbursement Date of the relevant Tranche.

"Multiemployer Plan" means a "multiemployer plan", as defined in section (3)(37) of ERISA, subject to Title IV of ERISA, contributed to by any Obligor or any ERISA Affiliate (for the benefit of employees of any Obligor or any ERISA Affiliate).

"Multiple Employer Plan" means a single employer plan, as defined in section 4001(a)(15) of ERISA, subject to Title IV of ERISA, (a) that is maintained for the benefit of employees of any Obligor or any ERISA Affiliate and at least one person other than the Obligors and the ERISA Affiliates or (b) with respect to which any Obligor or any ERISA Affiliate could have liability under sections 4063, 4064 or 4069 of ERISA.

"Non-EIB Financing" includes any loan (save for the Loan and any other direct loans from the Bank to the Borrower (or any other Group Company)), credit bond or other form of financial indebtedness or any obligation for the payment or repayment of money originally granted to the Borrower (or any other Group Company)) for a term of more than 3 (three) years.

"Non-Group Entity" means any investment or entity (which is not itself a member of the Group (including associates and Joint Ventures)) in which any member of the Group has an ownership interest.

"Obligor" means the Borrower and each Guarantor.

"Party" means a party to this Contract.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Payment Date" means the annual dates specified in the Disbursement Offer until and including the Maturity Date, save that, in case any such date is not a Relevant Business Day, it means the following Relevant Business Day without adjustment to interest due under Article 2.1, except for those cases where repayment is made in a single instalment, when the preceding Relevant Business Day shall apply instead to this single instalment and to the final interest payment and only in this case, with adjustment to the interest due under Article 4.1.

"PBGC" means the US Pension Benefit Guaranty Corporation established pursuant to section 4002 of ERISA, or any successor to thereto.

"Performance Participation Interest" has the meaning given to it in the Warrant Agreement.

"Permitted Guarantees" means each and every guarantee permitted in accordance with Paragraph 17 of Schedule H.

"Permitted Hedging" has the meaning given to such term in Paragraph 18 of Schedule H.

"Permitted Indebtedness" means Indebtedness of the Borrower and/or any Group Company which is permitted in accordance with Paragraph 16 of Schedule H.

"Permitted Security" means Security of the Borrower and/or any Group Company which is permitted in accordance with Paragraph 23(c) of Schedule H.

"Plan" means a Single Employer Plan or a Multiple Employer Plan.

"Prepayment Amount" means the amount of a Tranche to be prepaid by the Borrower in accordance with Articles 5.2 (Voluntary prepayment), 5.3 (Compulsory prepayment)  or 9.1 (Right to demand repayment)  or cancelled in accordance with Article 2.6 (Cancellation).

"Prepayment Date" means the date, which shall be a Payment Date, on which the Borrower proposes to effect prepayment of a Prepayment Amount.

"Prepayment Event" means any of the events described in Article 5.3 (Compulsory Prepayment).

"Prepayment Fee" means, in relation to a Prepayment Amount in respect of a Tranche, a fee as follows:

(a)         a fee of [***]% ([***] per cent) of the cancelled amount if the cancellation is before or on the date falling five Business Days before the relevant Disbursement Date;

(b)         a fee of [***]% ([***] per cent) of the Prepayment Amount if the Prepayment Date is on or after the relevant Disbursement Date but before the first anniversary of such Disbursement Date;

(c)         a fee of [***]% ([***] per cent) of the Prepayment Amount if the Prepayment Date is on or after the first anniversary of the relevant Disbursement Date but before the second anniversary of such Disbursement Date;

(d)         a fee of [***]% ([***] per cent) of the Prepayment Amount if the Prepayment Date is on or after the second anniversary of the relevant Disbursement Date but before the third anniversary of such Disbursement Date;

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(e)         a fee of [***]% ([***] per cent) of the Prepayment Amount if the Prepayment Date is on or after the third anniversary of the relevant Disbursement Date but before the fourth anniversary of such Disbursement Date; or

(f)          a fee of [***]% ([***] per cent) of the Prepayment Amount if the Prepayment Date is on or after the fourth anniversary of the relevant Disbursement Date but on or before the fifth anniversary of such Disbursement Date.

"Prepayment Notice" means a written notice from the Bank to the Borrower in accordance with Article 5.2.3.

"Prepayment Request" means a written request from the Borrower to the Bank to prepay all or part of the Loan, in accordance with Article 5.2.1.

"Quarter Date" means each of 31 March, 30 June, 30 September and 31 December from the date of this Contract.

"Regulations T, U, X" means, respectively, Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Relevant Business Day" means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007 (TARGET2) is open for the settlement of payments in EUR.

"Relevant Period" means each period of twelve months ending on or about the last day of the Financial Year and each period of twelve months ending on or about the last day of the second Financial Quarter of a Financial Year.

"Repayment Date" means the sole Payment Date specified for the repayment of a Tranche in accordance with Article 5.1.

"Repeating Representations" means each of the representations set out in Schedule G  (Representations and Warranties) other than in Paragraphs 2(a), 6(c), 7(c), 7(g), 8(b), 8(b) and 9 thereof those Paragraphs thereof which are identified with the words "(Non-repeating)" at the end of the Paragraphs.

"Security" means any mortgage, pledge, lien, charge, assignment, hypothecation, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Senior Management Change" means that any Senior Management Personnel has ceased to be actively involved in the management of the Borrower without the Bank having given its prior written consent to such a change, not to be unreasonably withheld, unless such Senior Management Change was caused by the death of Senior Management Personnel or such Senior Management Personnel suffering from severe illness, and such Senior Management Personnel has been replaced by the Borrower (in consultation with the Bank) within [***] calendar days of such event,

"Senior Management Personnel" means each of Dr. Ingo Ederer and Mr. Rudolf Franz.

"Single Employer Plan" means a single employer plan, as defined in section 4001(a)(15) of ERISA, subject to Title IV of ERISA, (1) that is maintained or contributed to by any Obligor

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

or any ERISA Affiliate (for the benefit of employees of any Obligor or any ERISA Affiliate) and to which no person other than the Obligors and the ERISA Affiliates contributes or (2) with respect to which any Obligor or any ERISA Affiliates could have liability.

"Subsidiary" means an entity of which the Borrower has direct or indirect control or owns directly or indirectly more than [***]% of the voting capital or similar right of ownership and "control" for this purpose means the power to direct the management and the policies of the entity, whether through the ownership of voting capital, by contract or otherwise.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Technical Description" has the meaning given to it in Recital (A).

"Total Equity" means the total value of the equity held by the shareholders in the Borrower as highlighted in the audited financial statements of the Borrower.

"Total Net Financial Debt" means, at any time, Indebtedness for Borrowed Money less Cash and Cash Equivalent Investments.

"Tranche" means each disbursement made or to be made under this Contract. In the event that no Disbursement Acceptance has been received, Tranche shall mean a Tranche as offered under Article 2.2.2.

"Tranche A" means the first disbursement made or to be made under Article 2.2 (Disbursement procedure).

"Tranche B" means the second disbursement made or to be made under Article 2.2 (Disbursement procedure).

"Tranche C" means the third disbursement made or to be made under Article 2.2 (Disbursement procedure).

"US" means the United States of America.

"US Guarantor" means any Guarantor organised under the laws of any US state, which, as at the date of this Contract is Voxeljet America Inc., a corporation organised under the laws of the State of Delaware.

"Voluntary Non EIB Prepayment" means a voluntary prepayment by any Group Company (for the avoidance of doubt, prepayment shall include a repurchase, redemption or cancellation where applicable) of a part or the whole of any Non-EIB Financing where:

(a)        such prepayment is not made within a revolving credit facility (save for the cancellation of the revolving credit facility);

(b)        such prepayment is not made out of the proceeds of a loan or other indebtedness having a term at least equal to the unexpired term of the Non-EIB Financing prepaid; or

(c)        following such prepayment the aggregate of the outstanding Loan and any other direct loans from the Bank to any Group Company constitutes more than [***]% of the then aggregate outstanding Non-EIB Financing to the Group.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Warrant Agreement" means the Luxembourgish law governed synthetic warrant agreement between, among others, the Borrower (as obligor) and the Bank (as beneficiary).

2.          Credit and Disbursements

2.1        Amount of Credit

By this Contract, the Bank establishes in favour of the Borrower, and the Borrower accepts, a credit in an amount of EUR 25,000,000 for the financing of the Investment (the "Credit").

2.2        Disbursement procedure

2.2.1     Tranches

The Bank shall disburse the Credit in Euros in up to 3 Tranches. The amount to be disbursed under each Tranche shall be:

(a)        EUR 10,000,000 in respect of Tranche A;

(b)        EUR 8,000,000 in respect of Tranche B; and

(c)        EUR 7,000,000 in respect of Tranche C.

2.2.2     Disbursement Offer

Subject to Article 2.5, upon request by the Borrower, the Bank shall send to the Borrower a Disbursement Offer for the disbursement of a Tranche.  The latest time for receipt by the Borrower of a Disbursement Offer is 10 (ten) days before the Final Availability Date.  The Disbursement Offer shall specify:

(a)        the amount of the Tranche;

(b)        the Disbursement Date, which shall be a Relevant Business Day, falling at least 10 (ten) days after the date of the Disbursement Offer and on or before the Final Availability Date;

(c)        the interest rate basis of the Tranche, namely:

(i)        the Fixed Rate; and

(ii)       the Payment Dates and interest periods;

(d)        the Maturity Date;

(e)        the Disbursement Acceptance Deadline; and

(f)        in respect of Tranche A only, the relevant Performance Participation Interest.

2.2.3     Disbursement Acceptance

(a)        The Borrower may accept a Disbursement Offer by delivering a Disbursement Acceptance to the Bank no later than the Disbursement Acceptance Deadline. The Disbursement Acceptance shall be signed by an Authorised Signatory and shall specify the Disbursement Account to

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

which disbursement of the Tranche should be made in accordance with Article 2.3 (Disbursement Account);

(b)        If a Disbursement Offer is duly accepted by the Borrower in accordance with its terms on or before the Disbursement Acceptance Deadline, and provided the conditions in Article 2.5.4 are met, the Bank shall make the Accepted Tranche available to the Borrower in accordance with the relevant Disbursement Offer and subject to the terms and conditions of this Contract.

(c)        The Borrower shall be deemed to have refused any Disbursement Offer which has not been duly accepted in accordance with its terms on or before the Disbursement Acceptance Deadline, in which case the Tranche shall not be made available to the Borrower by the Bank, and the Credit shall not be affected.

2.3        Disbursement Account

2.3.1     Disbursement shall be made to the Disbursement Account specified in the relevant Disbursement Acceptance, provided that such Disbursement Account is acceptable to the Bank.

2.3.2     Only one Disbursement Account may be specified for each Tranche.

2.4        Currency of disbursement

The Bank shall disburse each Tranche in EUR.

2.5        Conditions of Disbursement

2.5.1     Initial Documentary Conditions Precedent

No Disbursement Offer will be provided by the Bank under this Contract unless the Bank has confirmed that it has received all of the documents and other evidence listed in Schedule F (Initial Documentary Conditions Precedent) in form and substance satisfactory to it.

2.5.2     All Tranches - Documentary Conditions Precedent

No Disbursement Offer, including the first Disbursement Offer, will be provided by the Bank under this Contract unless the Bank has confirmed that it has received, in form and substance satisfactory to it a certificate from the Borrower in the form of Schedule D, signed by an authorised representative of the Borrower and dated no earlier than the date falling 10 (ten) days before the Disbursement Date.

2.5.3     Subsequent Documentary Conditions Precedent

(a)        No Disbursement Offer in respect of Tranche B will be provided by the Bank under this Contract unless the Bank has received evidence, in form and substance satisfactory to it, that the Borrower has achieved sales revenues of at least EUR [***] and EBITDA of at least EUR [***].

(b)        No Disbursement Offer in respect of Tranche C will be provided by the Bank under this Contract unless the Bank has received evidence, in form and

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

substance satisfactory to it, that the Borrower has achieved sales revenues of at least EUR [***] and EBITDA of at least EUR [***].

2.5.4     All Tranches – Other Conditions

The Bank will only be obliged to make any Accepted Tranche available to the Borrower if on the Disbursement Date for the proposed Tranche:

(a)         the representations and warranties which are repeated pursuant to Article 7.2 and 7.3 are correct in all respects; and (b)         no event or circumstance has occurred and is continuing which constitutes or would, with the expiry of a grace period and/or the giving of notice under this Contract, constitute:

(i)        an Event of Default; or

(ii)       a Prepayment Event other than pursuant to Article 5.3.1 (Cost Reduction),

or would, in each case, result from the disbursement of the proposed Tranche.

2.6        Cancellation

2.6.1     Subject to the Borrower providing prior notice in writing to the Bank, the Borrower may cancel, in whole or in part and with immediate effect, the undisbursed portion of the Credit. However, the notice shall have no effect in respect of an Accepted Tranche which has a Disbursement Date falling within 5 (five) Business Days of the date of the notice.

2.6.2     The Bank may, by notice in writing to the Borrower, cancel the undisbursed portion of the Credit in whole or in part at any time and with immediate effect:

(a)         upon the occurrence of an event or circumstance which constitutes or would with the passage of time or giving of notice under this Contract constitute a Prepayment Event other than pursuant to Article 5.3.1 (Cost reduction) or an Event of Default; or

(b)         by an amount equal to the amount by which it is entitled to cancel the Credit pursuant to Article 5.3.1 (Cost reduction).

2.7        Fee for cancellation of an Accepted Tranche

2.7.1     If pursuant to Article 2.6.1. the Borrower cancels a Tranche which is an Accepted Tranche, the Borrower shall pay to the Bank the Prepayment Fee.

2.7.2     If the Bank cancels an Accepted Tranche upon an Event of Default, the Borrower shall pay to the Bank the Prepayment Fee.

2.7.3     If an Accepted Tranche is not disbursed on the Disbursement Date because the conditions precedent set out in Article 2.5.4 (All Tranches – Other Conditions) are not satisfied on such date, such Tranche shall be cancelled and the Borrower shall pay to the Bank the relevant Prepayment Fee.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

2.8        Cancellation after expiry of the Credit

On the day following the Final Availability Date, and unless otherwise specifically agreed to in writing by the Bank, the part of the Credit in respect of which no Disbursement Acceptance has been provided in accordance with Article 2.2.3 shall be automatically cancelled, without any notice being served by the Bank to the Borrower and without liability arising on the part of either party.

2.9        Sums due under Article 2

Sums due under Article 2.6 (Cancellation) shall be payable in EUR. They shall be payable within 15 (fifteen) days of the Borrower's receipt of the Bank's demand or within any longer period specified in the Bank's demand.

2.10      Non-Utilisation Fee

The Borrower shall pay to the Bank a non-utilisation fee in an amount equal to [***]% ([***] per cent) of the total amount of the Credit on the earlier of (i) the date of cancellation of the Credit in whole, and (ii) the date falling 30 months after the date of this Contract. The non-utilisation fee will only be payable by the Borrower if: (i) no sums under the Credit are ever disbursed and (ii) in the case of cancellation by the Bank, the Bank cancels the undisbursed Credit in accordance with this Contract.

If the date on which the non-utilisation fee is due to be paid is not a Relevant Business Day, payment shall be made on the next Relevant Business Day.

For the avoidance of doubt, the non-utilisation fee payable under this Article 2.10 is independent of any Prepayment Fees payable.

3.          The Loan

3.1        Amount of Loan

The Loan shall comprise the aggregate amount of Tranches disbursed by the Bank under the Credit.

3.2        Currency of repayment, interest and other charges

3.2.1     Interest, repayments and other charges payable in respect of each Tranche shall be made by the Borrower in EUR.

3.2.2     Any other payment shall be made in the currency specified by the Bank having regard to the currency of the expenditure to be reimbursed by means of that payment.

4.          Interest

4.1        Interest

The Borrower shall pay interest on the outstanding balance of each Tranche at the Fixed Rate, annually in arrears on the relevant Payment Dates specified in the Disbursement Offer, and calculated on the basis of Article 6.1 (Day count convention). If the period from the

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Disbursement Date to the first Payment Date is fifteen (15) days or less then the payment of interest accrued during such period shall be postponed to the following Payment Date.

4.2        Performance Participation Interest

In respect of Tranche A, in addition to the interest referred to in Article 4.1, the Borrower shall pay an amount equal to the Performance Participation Interest in accordance with the terms of the Warrant Agreement.

4.3        Interest on overdue sums

4.3.1     Without prejudice to Article 9 and by way of exception to Article 4.1, if the Borrower fails to pay any amount payable by it under this Contract on its due date, interest shall accrue (subject to mandatory provisions of the applicable laws, including Article 1154 of the Luxembourg Civil Code) on any such overdue amount from the due date to the date of actual payment at an annual rate equal to:

(a)        for overdue sums related to Tranches, the higher of (x) the applicable Fixed Rate plus [***]% ([***] basis points) or (y) EURIBOR plus [***]% ([***] basis points); and

(b)        for overdue sums other than under (a) above, EURIBOR plus [***]% ([***] basis points),

and shall be payable in accordance with the demand of the Bank. For the purpose of determining EURIBOR in relation to this Article 4.3, the relevant periods within the meaning of Schedule B shall be successive periods of one month commencing on the due date.

4.3.2     If the overdue sum is in a currency other than the currency of the Loan, the relevant interbank rate that is generally retained by the Bank for transactions in that currency plus [***]% ([***] basis points) shall apply, calculated in accordance with the market practice for such rate.

5.          Repayment

5.1        Normal repayment

The Borrower shall repay each Tranche, together with all other amounts outstanding under this Contract in relation to that Tranche in a single instalment on the Maturity Date of that Tranche.

5.2        Voluntary prepayment

5.2.1     Prepayment option

(a)         Subject to Articles 5.2.2 and 5.4 (General), the Borrower may prepay all or part of any Tranche, together with accrued interest, any Prepayment Fee and indemnities (if any) upon giving a Prepayment Request with at least 30 days' prior notice specifying (i) the Prepayment Amount, (ii) the Prepayment Date, and (iii) the Contract Number.

(b)         The Prepayment Request may not be revoked or altered.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

5.2.2     Prepayment Fee

If the Borrower prepays a Tranche, the Borrower shall pay the Prepayment Fee on the relevant Prepayment Date.

5.2.3     Prepayment mechanics

Upon presentation by the Borrower to the Bank of a Prepayment Request, the Bank shall issue a Prepayment Notice to the Borrower, not later than 15 (fifteen) days prior to the Prepayment Date. The Prepayment Notice shall specify the Prepayment Amount, the accrued interest due thereon, the Prepayment Fee and the method of application of the Prepayment Amount. If the Prepayment Notice specifies a Prepayment Fee, it shall also specify the deadline by which the Borrower may accept the Prepayment Notice, and the Borrower must accept the Prepayment Notice no later than such deadline as a condition to prepayment.

The Borrower shall make a prepayment in accordance with the Prepayment Notice and shall accompany the prepayment by the payment of accrued interest and Prepayment Fee or indemnity (if any) due on the Prepayment Amount, as specified in the Prepayment Notice, and shall identify the Contract Number in the prepayment transfer.

5.3        Compulsory prepayment

5.3.1     Cost Reduction

If the total cost of the Investment at completion by the final date specified in the Technical Description falls below the figure stated in Recital (A) so that the amount of the Credit exceeds 50% of such total cost, the Bank may forthwith, by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan up to the amount by which the Credit exceeds 50% of the total cost of the Investment.

5.3.2     Change Events

The Borrower shall promptly inform the Bank if:

(a)        a Change-of-Control Event has occurred or is likely to occur in respect of itself;

(b)        a Change-of-Law Event has occurred or is likely to occur; or

(c)        a Senior Management Change has occurred or is likely to occur.

In such case, or if the Bank has reasonable cause to believe that such an event has occurred or is likely to occur, the Borrower shall, on request of the Bank, consult with the Bank as to the impact of such event. If 30 (thirty) days have passed since the date of such request and the Bank is of the opinion that the effects of such event cannot be mitigated to its satisfaction, or in any event if a Change-of-Control Event, Change-of-Law Event or Senior Management Change has actually occurred, the Bank may by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan, together with accrued interest and all other amounts accrued or outstanding under this Contract.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

5.3.3     Illegality

If it becomes unlawful in any applicable jurisdiction for the Bank to perform any of its obligations as contemplated in this Contract or to fund or maintain the Loan, the Bank shall promptly notify the Borrower and may immediately cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan, together with accrued interest and all other amounts accrued or outstanding under this Contract.

5.3.4     Disposals

If the Borrower disposes of assets forming part of the Investment or shares in subsidiaries holding assets forming part of the Investment, without the approval of the Bank in accordance with paragraph 8(b) (Disposal of assets) of Schedule H, the Borrower shall apply all proceeds of such disposal to prepay the Loan (in part or in whole), together with accrued interest, on the Payment Date following receipt of such proceeds.

5.3.5     Pari Passu to Non-EIB Financing

If:

(a)        a Voluntary Non EIB Prepayment has occurred; or

(b)        a Voluntary Non EIB Prepayment is likely to occur,

the Bank may, by notice to the Borrower, cancel the undisbursed portion of the Credit and demand prepayment of the Loan. The proportion of the Loan that the Bank may require to be prepaid shall be the same as the proportion that the prepaid amount of the Non-EIB Financing bears to the aggregate outstanding amount of all Non-EIB Financing.

5.3.6     Prepayment Fee

In the case of a Prepayment Event in relation to a Tranche, the Borrower shall pay the relevant Prepayment Fee.

5.3.7     Prepayment mechanics

Any sum demanded by the Bank pursuant to Article 5.3 shall be paid on the date indicated by the Bank in its notice of demand, such date being a date falling not less than 30 (thirty) days from the date of the demand (or, if earlier, the last day of any applicable grace period permitted by law in respect of the event in Article 5.3.3).

5.4        General

5.4.1     A repaid or prepaid amount may not be reborrowed.

5.4.2     If the Borrower prepays a Tranche on a date other than a relevant Payment Date, the Borrower shall pay the Bank an administrative fee as notified by the Bank.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

6.          Payments

6.1        Day count convention

Any amount due under this Contract and calculated in respect of a fraction of a year shall be determined based on a year of 360 (three hundred and sixty) days and a month of 30 (thirty) days.

6.2        Time and place of payment

6.2.1     If neither this Contract nor the Bank's demand specifies a due date, all sums other than sums of interest, indemnity and principal are payable within 15 (fifteen) days of the Borrower's receipt of the Bank's demand.

6.2.2     Each sum payable by the Borrower under this Contract shall be paid to the following account:

Bank:	European Investment Bank
City:	Luxembourg
Account number:	[On file with EIB]
SWIFT Code / BIC:	[On file with EIB]
Remark:	[On file with EIB]

or such other account notified by the Bank to the Borrower.

6.2.3     The Borrower shall provide the Contract Number as a reference for each payment made under this Contract.

6.2.4     Any disbursements by and payments to the Bank under this Contract shall be made using account(s) acceptable to the Bank. Any account in the name of the Borrower held with a duly authorised financial institution in the jurisdiction where the Borrower is incorporated or where the Investment is undertaken is deemed acceptable to the Bank.

6.3        No set-off by the Borrower

All payments to be made by the Borrower under this Contract shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

6.4        Disruption to Payment Systems

If either the Bank determines (in its discretion) that a Disruption Event has occurred or the Bank is notified by the Borrower that a Disruption Event has occurred:

6.4.1     the Bank may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of this Contract as the Bank may deem necessary in the circumstances;

6.4.2     the Bank shall not be obliged to consult with the Borrower in relation to any changes mentioned in Article 6.4.1 above if, in its opinion, it is not practicable to do so in the

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

circumstances and, in any event, shall have no obligation to agree to such changes; and

6.4.3     the Bank shall not be liable for any damages, costs or losses whatsoever arising as a result of a Disruption Event or for taking or not taking any action pursuant to or in connection with this Article 6.4.

6.5        Application of sums received

6.5.1     General

Sums received from the Borrower shall only discharge its payment obligations if and when received in accordance with the terms of this Contract.

6.5.2     Partial payments

If the Bank receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under this Contract, the Bank shall apply that payment in or towards payment of:

(a)        first, any unpaid fees, costs, indemnities and expenses due under this Contract;

(b)        secondly, any accrued interest due but unpaid under this Contract;

(c)        thirdly, any principal due but unpaid under this Contract; and

(d)        fourthly, any other sum due but unpaid under this Contract.

6.5.3     Allocation of sums related to Tranches

In case of receipt of sums which cannot be identified as applicable to a specific Tranche, and on which there is no agreement between the Bank and the Borrower on their application, the Bank may apply these between Tranches at its discretion.

7.          Borrower Undertakings, financial covenants and Representations

7.1        The Borrower makes the representations and warranties set out in Schedule G (Representations and Warranties) to the Bank on the date of this Contract, to the extent permissible under applicable law.

7.2        Prior to the Maturity Date of the final Tranche, the Repeating Representations are deemed to be made by the Borrower on the date of each Disbursement Acceptance, each Disbursement Date, each anniversary of the Disbursement Date and each Payment Date by reference to the facts and circumstances then existing.

7.3        The representations under paragraphs 1, 2(b), 3, 4, 5(a), 6(a), 6(b), 7(a), 7(d), 7(e), 7(f), 8(a), 10 and 11 of Schedule G (Representations and Warranties) are deemed to be made semi-annually starting from the Maturity Date of the final Tranche, so long as any amount is outstanding under this Contract by reference to the facts and circumstances then existing.

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

7.4        The undertakings in Schedule H (General Undertakings) and Schedule I (Information and Visits) remain in force from the date of this Contract for so long as any amount is outstanding under this Contract or the Warrant Agreement, or the Credit is available.

7.5        The Borrower shall ensure compliance with the Financial Ratios in accordance with Schedule K (Financial Covenants).

8.          Charges and Expenses

8.1        Taxes, duties and fees

The Borrower shall pay all Taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of the Finance Documents or any related document and in the creation, perfection, registration or enforcement of any security for the Loan to the extent applicable.

The Borrower shall pay all principal, interest, indemnities and other amounts due under the Finance Documents gross without any withholding or deduction of any national or local impositions whatsoever, provided that if the Borrower is required by law or an agreement with a governmental authority or otherwise to make any such withholding or deduction, it will gross up the payment to the Bank so that after withholding or deduction, the net amount received by the Bank is equivalent to the sum due.

8.2        Other charges

The Borrower shall bear all charges and expenses, including professional, banking or exchange charges incurred in connection with the preparation, execution, implementation, enforcement and termination of the Finance Documents or any related document, any amendment, supplement or waiver in respect of the Finance Documents or any related document, and in the amendment, creation, management, enforcement and realisation of any security for the Loan.

8.3        Increased costs, indemnity and set-off

8.3.1     The Borrower shall pay to the Bank any sums or expenses incurred or suffered by the Bank as a consequence of the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or compliance with any law or regulation made after the date of signature of this Contract, in accordance with or as a result of which (i) the Bank is obliged to incur additional costs in order to fund or perform its obligations under this Contract, or (ii) any amount owed to the Bank under this Contract or the financial income resulting from the granting of the Credit or the Loan by the Bank to the Borrower is reduced or eliminated.

8.3.2     Without prejudice to any other rights of the Bank under this Contract or under any applicable law, the Borrower shall indemnify and hold the Bank harmless from and against any loss incurred as a result of any payment or partial discharge that takes place in a manner other than as expressly set out in this Contract.

8.3.3     The Bank may set off any matured obligation due from the Borrower under this Contract (to the extent beneficially owned by the Bank) against any obligation (whether or not matured) owed by the Bank to the Borrower regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Bank may convert either obligation at a market rate of

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[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the Bank may set off in an amount estimated by it in good faith to be the amount of that obligation.

9.          Events of Default

9.1        Right to demand repayment

The Bank may demand (in writing) immediate repayment by the Borrower of all or part of the Loan (as requested by the Bank), together with accrued interest, any Prepayment Fee and all other accrued or outstanding amounts under this Contract, if:

(a)         any amount payable pursuant to this Contract is not paid on the due date at the place and in the currency in which it is expressed to be payable, unless (i) its failure to pay is caused by an administrative or technical error or a Disruption Event and (ii) payment is made within [***] ([***]) Business Days of its due date;

(b)         any information or document given to the Bank by or on behalf of any Obligor or any representation, warranty or statement made or deemed to be made by the Borrower in or pursuant to this Contract is or proves to have been incorrect, incomplete or misleading in any material respect;

(c)         following any default of any Obligor in relation to any loan, or any obligation arising out of any financial transaction, exceeding €[***] other than the Loan,

(i)         such Obligor is required or is capable of being required or will, following expiry of any applicable contractual grace period, be required or be capable of being required to prepay, discharge, close out or terminate ahead of maturity such other loan or obligation; or

(ii)        any financial commitment for such other loan or obligation is cancelled or suspended,

provided that, if an Event of Default under Article 9.1(l) below shall occur, then without notice, demand or any other act by the Bank or any other person, the obligation of the Bank to make any Loan and the Credit shall automatically terminate, all of the Loans, together with accrued interest, and all other amounts accrued or outstanding under this Contract or any Guarantee and Indemnity Agreement shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived.

(d)         any Obligor is unable to pay its debts as they fall due, or suspends its debts, or makes or seeks to make a composition with its creditors including a moratorium, or commences negotiations with one or more of its creditors with a view to rescheduling any of its financial indebtedness;

(e)         any corporate action, legal proceedings or other procedure or step is taken in relation to the suspension of payments, a moratorium of any indebtedness, dissolution, administration or reorganisation of an Obligor (by way of voluntary arrangement, scheme of arrangement or otherwise) or an order is made or an effective resolution is passed for the winding up of any Obligor,

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any Obligor is declared insolvent or ceases or resolves to cease to carry on the whole or any substantial part of its business or activities or any situation similar to any of the above occurs under any applicable law;

(f)         an encumbrancer takes possession of, or a receiver, liquidator, administrator, administrative receiver or similar officer is appointed, whether by a court of competent jurisdiction or by any competent administrative authority or by any person, of or over, any part of the business or assets of any Obligor or any property forming part of the Investment;

(g)         any Obligor defaults in the performance of any obligation in respect of any other loan granted by the Bank or financial instrument entered into with the Bank;

(h)         any Obligor defaults in the performance of any obligation in respect of any other loan made to it from the resources of the Bank or the European Union;

(i)         any distress, execution, sequestration or other process is levied or enforced upon the property of any Obligor or any property forming part of the Investment and is not discharged or stayed within 14 (fourteen) days;

(j)         a Material Adverse Change occurs, as compared with the position at the date of this Contract;

(k)         it is or becomes unlawful for any Obligor to perform any of its obligations under the Finance Documents, or any Finance Document is not effective in accordance with its terms or is alleged by any Obligor to be ineffective in accordance with its terms;

(l)         without limiting any of the other clauses of this Article 9.1:

(A)      a court of the US or any state thereof (a "US Federal or State Court") having jurisdiction over such Obligor or any other member of the Group, as applicable, shall enter a decree or order for relief in respect of any Obligor or any other member of the Group or for all or any material part of its property in an involuntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law of the US or any state thereof now or hereafter in effect, which decree or order is not stayed or dismissed within seven days of it being entered; or any other similar relief shall be granted under any applicable US federal or state law;

(B)      an involuntary case shall be commenced against any Obligor or any other member of the Group or for all or any material part of its property under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law of the US or any state thereof now or hereafter in effect; or a decree or order of a US Federal or State court having jurisdiction over such Obligor or any other member of the Group, as applicable, for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Obligor or any other member of the Group or over all or a material part

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of its property, shall have been entered; and in any such event described in this paragraph (ii) shall continue for 60 days unless dismissed or discharged; or

(C)      any Obligor or any other member of the Group shall have an order for relief entered with respect to it (or for all or any material part of its property) in a voluntary case or commence a voluntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law of the US or any state thereof now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law; or

(m)       any Obligor fails to comply with any other provision under the Finance Documents, unless the non-compliance or circumstance giving rise to the non-compliance is capable of remedy and is remedied within 20 Business Days from the earlier of the Borrower becoming aware of the non-compliance and a notice served by the Bank on the Borrower.

9.2        Other rights at law

Article 9.1 (Right to demand repayment) shall not restrict any other right of the Bank at law to require prepayment of the Loan.

9.3        Prepayment Fee

In case of demand under Article 9.1, the Borrower shall pay the Bank the amount demanded together with the relevant Prepayment Fee.

9.4        Non-Waiver

No failure or delay or single or partial exercise by the Bank in exercising any of its rights or remedies under the Finance Documents shall be construed as a waiver of such right or remedy. The rights and remedies provided in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

10.        Law and Jurisdiction, Miscellaneous

10.1      Governing Law

This Contract and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of Luxembourg.

10.2      Jurisdiction

10.2.1   The courts of Luxembourg City have exclusive jurisdiction to settle any dispute (a "Dispute") arising out of or in connection with this Contract (including a dispute regarding the existence, validity or termination of this Contract or the consequences of its nullity) or any non-contractual obligation arising out of or in connection with this Contract.

10.2.2   This Article 10.2 is for the benefit of the Bank only. As a result and notwithstanding Article 10.2.1 above, it does not prevent the Bank from taking proceedings relating to

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a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Bank may take concurrent proceedings in any number of jurisdictions.

10.3      Place of performance

Unless otherwise specifically agreed by the Bank in writing, the place of performance under this Contract, shall be the seat of the Bank.

10.4      Evidence of sums due

In any legal action arising out of the Finance Documents the certificate of the Bank as to any amount or rate due to the Bank under the Finance Documents shall, in the absence of manifest error, be prima facie evidence of such amount or rate.

10.5      Entire Agreement

This Contract constitutes the entire agreement between the Bank and the Borrower in relation to the provision of the Credit hereunder, and supersedes any previous agreement, whether express or implied, on the same matter.

10.6      Invalidity

If at any time any term of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect, or any of the Finance Documents is or becomes ineffective in any respect, under the laws of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

10.6.1   the legality, validity or enforceability in that jurisdiction of any other term of the Finance Documents or the effectiveness in any other respect of the Finance Documents in that jurisdiction; or

10.6.2   the legality, validity or enforceability in other jurisdictions of that or any other term of the Finance Documents or the effectiveness of the Finance Documents under the laws of such other jurisdictions.

10.7      Amendments

Any amendment to the Finance Documents shall be made in writing and shall be signed by the parties hereto.

10.8      Counterparts

This Contract may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

10.9      Guarantee Agreement

The Borrower expressly accepts the benefit of the third party stipulation (stipulation pour autrui) by the Guarantor set out in the Guarantee and Indemnity Agreement (in particular 1.03 (Payment Obligations) thereof) pursuant to which the Guarantor (i) acknowledges that it is entitled to receive the Conversion Instruments (as defined in the Guarantee and Indemnity Agreement) from the Bank pursuant to the provisions of the Guarantee and Indemnity Agreement as a consequence of its payment under the Guarantee and (ii) undertakes, for the

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benefit of the Borrower that it will not exercise any rights of recourse against the Borrower which would arise as a result of a payment under the Guarantee and Indemnity Agreement to the extent that such recourse would arise with respect to an obligation of the Borrower which has been discharged by delivery of such Conversion Instruments (as defined in the Guarantee and Indemnity Agreement) to the Bank (and to the extent of such discharge).

11.        Final Clauses

11.1      Notices to either party

Notices and other communications given under this Contract addressed to either party to this Contract shall be made to the address, facsimile number or e-mail address as set out below:

L-2950 Luxembourg +352 43 79 67397 OPS-ENPST3-Secretariat@eib.org
For the Bank	[On file with EIB] Facsimile no: [On file with EIB] Email address: [On file with EIB]
For the Borrower	Attention: [On file with EIB] Facsimile no: [On file with EIB] Email address: [On file with EIB]

The Bank and the Borrower shall notify each other in writing upon changing any of their respective communication details.

11.2      Form of notice

Any notice or other communication given under this Contract must be in writing.

Notices and other communications, for which fixed periods are laid down in this Contract or which themselves fix periods binding on the addressee, may be made by hand delivery, registered letter, facsimile or e-mail. Such notices and communications shall be deemed to have been received by the other party on the date of delivery in relation to a hand-delivered or registered letter, on receipt of transmission in relation to a facsimile, on the date when the e-mail is sent in relation to an e-mail message sent by the Bank or when confirmed by return e-mail by an authorised officer of the Bank to have been received in readable form, in the case of an email sent to the Bank.

Other notices and communications may be made by hand delivery, registered letter, facsimile or e-mail.

Without affecting the validity of any notice delivered by facsimile or e-mail according to the paragraphs above, a copy of each notice delivered by facsimile or e-mail as applicable shall also be sent by letter to the relevant party on the next following Business Day at the latest.

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Notices issued by the Borrower pursuant to any provision of this Contract shall, where required by the Bank, be delivered to the Bank together with satisfactory evidence of the authority of the person or persons authorised to sign such notice on behalf of the Borrower and the authenticated specimen signature of such person or persons.

Any notice provided by the Borrower to the Bank by e-mail shall mention the Contract Number in the subject line and shall be in the form of a non-editable electronic image (pdf, tif or other common non-editable file format agreed between the parties) of the notice signed by one or more Authorised Signatories of the Borrower as appropriate, attached to the e-mail.

The Bank and the Borrower agree that communications sent in accordance with this Article 11.2 shall constitute admissible evidence in Court.

11.3      English language

11.3.1        Any notice or communication given under or in connection with the Finance Documents must be in English.

11.3.2        All other documents provided under or in connection with the Finance Documents must be:

(a)         in English; or

(b)         if not in English, and if so required by the Bank, accompanied by a certified English translation and, in this case, the English translation will prevail.

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IN WITNESS WHEREOF the parties hereto have caused this Contract to be executed in six (6) originals in the English language.

This                                        2017

Signed for and on behalf of EUROPEAN INVESTMENT BANK
Name:	Name:
Title:	Title:
Signature:	Signature:

Signed for and on behalf of VOXELJET AG
Name:
Title:
Signature:

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Schedule A
Investment Specification and Reporting

Part A
Technical Description

Scope, location

The project concerns the ongoing investment programme of voxeljet AG dedicated to grow its business through the innovation and scale-up of industrial 3D printing systems and services.

The loan underlying investments include activities related to RDI operational costs for the development of new printing materials and processes, as well as capital expenditures for new technical equipment, machinery and infrastructure. The investments in scope account for EUR [***] and will be fully carried out in the EU at existing sites near Augsburg, Germany.

Description

The main RDI activities include (but are not limited to):

•	[***]
•	[***]
•	[***]
•	[***]
•	[***]

The main capital investments concern the extension of voxeljet’s manufacturing infrastructure in the EU in order to prepare for growing production volumes. This includes (but is not limited to):

•	Additional production capabilities
•	Manufacture of new equipment
•	Improved management systems, such as SAP

Timetable

The activities will be carried out in the period 2017-2020 at voxeljet’s existing sites in Friedberg, near Augsburg (Germany).

Loan underlying investments

The loan underlying investments amount to EUR [***] and are detailed in the table below.

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Planned investment costs (aggregated)

EUR m	2017	2018	2019	2020	Total 2017-20
Components of investment cost:
R&D opex	[***]	[***]	[***]	[***]	[***]
Manufacturing capex and related cost	[***]	[***]	[***]	[***]	[***]

Total planned investment costs	[***]	[***]	[***]	[***]	[***]

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Part B
Information Duties

A.2.1         Dispatch of information: designation of the person responsible

The information below has to be sent to the Bank under the responsibility of:

Financial and Contact
Company	voxeljet AG
Contact person	[On file with EIB]
Function / Department financial and technical	[On file with EIB]
Address	Paul-Lenz-Straße 1a 86316 Friedberg, Germany
Phone	[On file with EIB]
Fax
Email	[On file with EIB]

The above-mentioned contact person(s) is (are) the responsible contact(s) for the time being.

The Borrower shall inform the EIB immediately in case of any change.

A.2.2         Information on the implementation of the loan underlying investments

The Borrower shall deliver to the Bank the following information on the progress of the loan underlying investments during implementation at the latest by the deadline indicated below.

Document / information	Date of delivery to the Bank

Progress Report on the loan underlying investments, including:

-     Brief update on the Technical Description, explaining the reasons for significant changes vs. initial scope;

-     Update on the date of completion of each of the main investment components, explaining reasons for any possible delay;

-     Update on the investment costs, explaining reasons for any possible cost variations vs. initial budgeted costs according to the Technical Description (based on table 1 below);

-     Update on the business plan concerning the investments, including rate of achievement of the plan and reasons for potential deviations;

-     Description of any major issue with impact on the environment;

-     Any significant issue that has occurred and any significant risk that may affect the operation of the investments;

-     Any legal action concerning the investments that may be on-going.

[***]

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Table 1: Loan underlying investments (monitoring reference)

Planned investment costs (aggregated)

EUR m	2017	2018	2019	2020	Total 2017-20
Components of investment cost:
R&D opex	[***]	[***]	[***]	[***]	[***]
Manufacturing capex and related cost	[***]	[***]	[***]	[***]	[***]

Total planned investment costs	[***]	[***]	[***]	[***]	[***]

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A.2.3 Information on the end of works

The Borrower shall deliver to the Bank the following information on completion of the loan underlying investments at the latest by the deadline indicated below.

Document / information	Date of delivery to the Bank

Completion Report on the loan underlying investments, including:

-     Final Technical Description of the investments as completed, explaining the reasons for any significant change compared to the Technical Description;

-     Final investment costs, explaining reasons for any possible cost variations vs. initial budgeted cost according to the Technical Description (table 1 above);

-     Final update on the business plan concerning the investments, including rate of achievement of the plan and reasons for potential deviations;

-     Description of any major issue with impact on the environment or social impacts;

-     Short update about the relevant demand and technology trends in the professional segment of the additive manufacturing market;

-     Any significant issue that has occurred and any significant risk that may affect the operation of the investments;

-     Any legal action concerning the investments that may be on-going;

-     An update on the following monitoring indicators as of the final year of the investment

o  National or international patents applications (nr/yr)

o  National or international patents granted (nr/yr)

o  voxeljet AG total sales (EUR m)

o  [***]

o  voxeljet total employment within EU (FTE)

o  voxeljet RDI employment within EU (FTE)

o  [***]

o  [***]

30.06.2021

Language of reports	English

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Schedule B
Definition of EURIBOR

"EURIBOR" means:

(a)         in respect of a relevant period of less than one month, the Screen Rate (as defined below) for a term of one month;

(b)         in respect of a relevant period of one or more months for which a Screen Rate is available, the applicable Screen Rate for a term for the corresponding number of months; and

(c)         in respect of a relevant period of more than one month for which a Screen Rate is not available, the rate resulting from a linear interpolation by reference to two Screen Rates, one of which is applicable for a period next shorter and the other for a period next longer than the length of the relevant period,

(the period for which the rate is taken or from which the rates are interpolated being the "Representative Period").

For the purposes of paragraphs (b) and (c) above, "available" means the rates, for given maturities, that are calculated and published by Global Rate Set Systems Ltd (GRSS), or such other service provider selected by the European Money Markets Institute (EMMI), under the sponsorship of EMMI and EURIBOR ACI, or any successor to that function of EMMI and EURIBOR ACI as determined by the Bank.

"Screen Rate" means the rate of interest for deposits in EUR for the relevant period as published at 11h00, Brussels time, or at a later time acceptable to the Bank on the day (the "Reset Date") which falls 2 (two) Relevant Business Days prior to the first day of the relevant period, on Reuters page EURIBOR 01 or its successor page or, failing which, by any other means of publication chosen for this purpose by the Bank.

If such Screen Rate is not so published, the Bank shall request the principal euro-zone offices of four major banks in the euro-zone, selected by the Bank, to quote the rate at which EUR deposits in a comparable amount are offered by each of them as at approximately 11h00, Brussels time, on the Reset Date to prime banks in the euro-zone interbank market for a period equal to the Representative Period. If at least 2 (two) quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations.

If fewer than 2 (two) quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in the euro-zone, selected by the Bank, at approximately 11h00, Brussels time, on the day which falls 2 (two) Relevant Business Days after the Reset Date, for loans in EUR in a comparable amount to leading European Banks for a period equal to the Representative Period.

If no rate is available as provided above, EURIBOR shall be the rate (expressed as a percentage rate per annum) which is determined by the Bank to be the all-inclusive cost to the Bank for the funding of the relevant Tranche based upon the then applicable internally generated Bank reference rate or an alternative rate determination method reasonably determined by the Bank.

For the purposes of the foregoing definitions:

(a)         All percentages resulting from any calculations referred to in this Schedule will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with halves being rounded up.

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(b)         The Bank shall inform the Borrower without delay of the quotations received by the Bank.

(c)         If any of the foregoing provisions becomes inconsistent with provisions adopted under the aegis of EMMI and EURIBOR ACI (or any successor to that function of EMMI and EURIBOR ACI as determined by the Bank), the Bank may by notice to the Borrower amend the provision to bring it into line with such other provisions.

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Schedule C1
Form of Disbursement Offer/Acceptance

To:	Voxeljet AG
From:	European Investment Bank
Date:
Subject:	Disbursement Offer/Acceptance for the Finance Contract between European Investment Bank and [•] dated [•] (the "Finance Contract") Contract Number ………… Operation Number ………

Dear Sirs,

We refer to the Finance Contract. Terms defined in the Finance Contract have the same meaning when used in this letter.

Following your request for a Disbursement Offer from the Bank, in accordance with Article 2.2.2 of the Finance Contract, we hereby offer to make available to you the following Tranche:

(a)        Amount to be disbursed:

(b)        Disbursement Date:

(c)        Interest rate basis: Fixed Rate [●]%

(d)        Payment Dates and interest periods:

(e)        Maturity Date:

(f)        [Performance Participation Interest in respect of Tranche A:]2

To make the Tranche available subject to the terms and conditions of the Finance Contract, the Bank must receive a Disbursement Acceptance in the form of a copy of this Disbursement Offer duly signed on your behalf, to the following fax number [•] no later than the Disbursement Acceptance Deadline of [time], Luxembourg time, on [date].

The Disbursement Acceptance below must be signed by an Authorised Signatory and must be fully completed as indicated, to include the details of the Disbursement Account.

If not duly accepted by the above stated time, the offer contained in this document shall be deemed to have been refused and shall automatically lapse.

If you do accept the Tranche as described in this Disbursement Offer, all the related terms and conditions of the Finance Contract shall apply, in particular, the provisions of Article 2.5.

1                To be provided on paper bearing the Borrower's letterhead.

2                Relevant to Tranche A only.

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Yours faithfully,

EUROPEAN INVESTMENT BANK

We hereby accept the above Disbursement Offer:

For and behalf of VOXELJET AG

Date:

Account to be credited:
Account No:
Account Holder/Beneficiary:
(please, provide IBAN format if the country is included in IBAN Registry published by SWIFT, otherwise an appropriate format in line with the local banking practice should be provided)
Bank name, identification code (BIC) and address:
Please transmit information relevant to:
Borrower's authorised name(s) and signature(s):

Name(s):

op

IMPORTANT NOTICE TO THE BORROWER:

BY COUNTERSIGNING ABOVE YOU CONFIRM THAT THE LIST OF AUTHORISED SIGNATORIES AND ACCOUNTS PROVIDED TO THE BANK WAS DULY UPDATED PRIOR TO THE PRESENTATION OF THE ABOVE DISBURSEMENT OFFER BY THE BANK.

IN THE EVENT THAT ANY SIGNATORIES OR ACCOUNTS APPEARING IN THIS DISBURSEMENT ACCEPTANCE ARE NOT INCLUDED IN THE LATEST LIST OF AUTHORISED SIGNATORIES AND ACCOUNTS RECEIVED BY THE BANK, THE ABOVE DISBURSEMENT OFFER SHALL BE DEEMED AS NOT HAVING BEEN MADE.

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Schedule D
Form of Drawdown Certificate

To:	European Investment Bank
From:	Voxeljet AG
Date:
Subject:	Finance Contract between European Investment Bank and [•] dated [•] (the "Finance Contract") Contract Number ………… Operation Number ………

Dear Sirs,

Terms defined in the Finance Contract have the same meaning when used in this letter.

For the purposes of Article 2.5 of the Finance Contract we hereby certify to you as follows:

(a)         no Prepayment Event has occurred and is continuing unremedied;

(b)         no security of the type prohibited under Paragraph 23 of Schedule H has been created or is in existence;

(c)         there has been no material change to any aspect of the Investment or in respect of which we are obliged to report under the Finance Contract, save as previously communicated by us;

(d)         no event or circumstance which constitutes or would with the passage of time or giving of notice under the Finance Contract constitute an Event of Default has occurred and is continuing unremedied or unwaived;

(e)         no litigation, arbitration administrative proceedings or investigation is current or to our knowledge is threatened or pending before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to result in a Material Adverse Change, nor is there subsisting against us or any of our subsidiaries any unsatisfied judgement or award;

(f)         the representations and warranties to be made by us under Article 7 of the Finance Contract are true in all respects;

(g)         no Material Adverse Change has occurred, as compared with the situation at the date of the Finance Contract; and

(h)         the borrowing of the Credit, or any part thereof, by the Borrower is within the corporate powers of the Borrower.

Yours faithfully,

For and on behalf of Voxeljet AG

Date:

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Schedule E
Form of Compliance Certificate

To:	European Investment Bank
From:	Voxeljet AG
Date:
Subject:	Finance Contract between European Investment Bank and [•] dated [•] (the "Finance Contract")
FI number ………… Serapis number ………

Dear Sirs,

We refer to the Finance Contract. This is a Compliance Certificate. Terms defined in the Finance Contract have the same meaning when used in this Compliance Certificate.

We hereby confirm:

(a)         [insert information regarding asset disposal].

(b)         [no security of the type prohibited under Paragraph 23 of Schedule H has been created or is in existence.]

(c)         [no event or circumstance which constitutes or would with the passage of time or giving of notice under the Finance Contract constitute an Event of Default has occurred and is continuing unremedied or unwaived. [If this statement cannot be made, this certificate should identify any potential event of default that is continuing and the steps, if any, being taken to remedy it]

(d)         [we are in compliance with the Financial Ratios in accordance with Schedule K (Financial Covenants)].

Yours faithfully,

For and on behalf of Borrower

[director]	[director]

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Schedule F
Initial Documentary Conditions Precedent

1.          The duly executed Finance Documents.

2.          A certified copy of the articles of association (Satzung) of the Borrower and each Guarantor (and with respect to a US Guarantor, its certificate of incorporation or other comparable organizational document) and the rules of procedure of the management board (Geschäftsordnung), supervisory board (Aufsichtsrat) and/or advisory board (Beirat), and with respect to a US Guarantor, its by-laws or other comparable operating document, if any.

3.          A copy of the resolution of the competent body (management board (Vorstand) and/or supervisory board (Aufsichtsrat)) of the Borrower duly authorising the execution of the Finance Documents to which it is a party and duly authorising the relevant signatories.

4.          A certified copy of the resolution of the competent body (management or directors' board and/or shareholders' meeting, and with respect to a Guarantor that is a US Guarantor, its board of directors or other comparable management body) of each Guarantor duly authorising the execution of the Guarantee and Indemnity Agreement and duly authorising the person or persons signing the Guarantee and Indemnity Agreement on behalf of each Guarantor together with the specimen signature of each such person or persons.

5.          The List of Authorised Signatories (with specimen signatures) and Accounts of each Obligor.

6.          If requested by the Bank, A legal opinion of Ashurst LLP, addressed to the Bank on the legality, validity and enforceability of the Finance Documents.

7.          A legal opinion of Hogan Lovells International LLP, legal adviser to the Borrower, addressed to the Bank in form and substance satisfactory to the Bank, on the valid existence of the Borrower, the authority and capacity of the Borrower to enter into the Finance Documents to which the Borrower is a party and on the due execution and choice of law of the Finance Documents to which the Borrower is a party.

8.          A legal opinion of Hogan Lovells US LLP, legal adviser to the Guarantor, addressed to the Bank in form and substance satisfactory to the Bank, on the valid existence of the Guarantor, the authority and capacity of the Guarantor to enter into the Guarantee and Indemnity Agreement and on the due execution and choice of law of the Guarantee and Indemnity Agreement.

9.          If requested by the Bank, a legal opinion of a Delaware qualified law firm acceptable to the Bank, addressed to the Bank in form and substance satisfactory to the Bank, on the choice of law of the Guarantee and Indemnity Agreement

10.        An up-to date certified copy from the German commercial register (Handelsregister) with regard to the Borrower.

11.        The audited consolidated financial statements of the Group dated 31 December 2016.

12.        The unaudited consolidated financial statements of the Group dated 30 June 2017.

13.        A structure chart showing the Group as of the date of this Contract.

14.        A certificate of an authorised signatory of each Obligor certifying that each copy document relating to it specified in this Schedule is correct, complete and in full force and effect as at a date no earlier than the date of this Contract.

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15.        If requested by the Bank, evidence of appointment of each Obligor's agent of service.

16.        In the case of the US Guarantor, a certificate of good standing of such Guarantor from the Secretary of State of the State of Delaware.

17.        In the case of the US Guarantor, a solvency certificate signed by the chief financial officer, chief accounting officer or other similar officer of such Guarantor in form and substance reasonably satisfactory to the Bank.

18.        Evidence of payment of all the fees and expenses as required under this Contract.

19.        A copy of any other document, authorisation, opinion or assurance which the Bank has notified the Obligors is necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, the Finance Documents or the validity and enforceability of the same.

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Schedule G
Representations and Warranties

1.          Authorisations and Binding Obligations

(a)         It is duly incorporated and validly existing as a public listed company with limited liability under the laws of Germany.

(b)         It has the power to carry on its business as it is now being conducted and to own its property and other assets, and to execute, deliver and perform its obligations under the Finance Documents.

(c)         It has obtained all necessary Authorisations in connection with the execution, delivery and performance of the Finance Documents and in order to lawfully comply with its obligations thereunder, and in respect of the Investment, and all such Authorisations are in full force and effect and admissible in evidence.

(d)         The execution and delivery of, the performance of its obligations under and compliance with the provisions of the Finance Documents do not and will not contravene or conflict with:

(i)         any applicable law, statute, rule or regulation, or any judgement, decree or permit to which it is subject;

(ii)        any agreement or other instrument binding upon it which might reasonably be expected to have a material adverse effect on its ability to perform its obligations under the Finance Documents; or

(iii)       any provision of its constitutional documents.

(e)         The obligations expressed to be assumed by each Obligor in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations.

2.          No default or other adverse event

(a)         There has been no Material Adverse Change since 30 June 2017. (Non-repeating)

(b)         No event or circumstance which constitutes an Event of Default has occurred and is continuing unremedied or unwaived.

3.          No proceedings

(a)         No litigation, arbitration, administrative proceedings or investigation is current or to its knowledge is threatened or pending before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to result in a Material Adverse Change, nor is there subsisting against it or any of its Subsidiaries any unsatisfied judgement or award.

(b)         To the best of its knowledge and belief (having made due and careful enquiry) no material Environmental Claim has been commenced or is threatened against it.

(c)         As at the date of this Contract, the Borrower has not taken any action to commence proceedings for, nor have any other steps been taken or legal proceedings commenced or, so far as the Borrower is aware, threatened against it for its insolvency, winding up or dissolution, or for the Borrower to enter into any arrangement or compositions for the benefit of creditors, or for the appointment of an administrator, receiver, administrative receiver, examiner, trustee or similar officer.

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4.          Security

At the date of this Contract, no Security exists over the assets of any Group Company save for the Existing Security.

5.          Ranking

(a)         Its payment obligations under this Contract rank:

(i)          not less than pari passu in right of payment with all other present and future unsecured and unsubordinated obligations under any of its debt instruments; and

(ii)        senior to any present and future obligations in respect of shareholder loans, intercompany loans and subordinated loans under any of its debt instruments,

except for obligations mandatorily preferred by law applying to companies generally.

(b)        No financial covenants have been concluded with any other creditor of the Borrower.

(c)        No Voluntary Non EIB Prepayment has occurred.

6.          Anti-Corruption

(a)        It is in compliance with all applicable European Union and German legislation, including any applicable anti-corruption legislation.

(b)        To the best of its knowledge, no funds invested in the Investment by the Borrower or by its controlling entities or any Group Company are of illicit origin, including products of money laundering or linked to the financing of terrorism.

(c)        It is not engaged in any Illegal Activities and to the best of its knowledge no Illegal Activities have occurred in connection with the Investment. (Non-repeating)

7.          Accounting and Tax

(a)        The latest available consolidated audited accounts of each Obligor have been prepared on a basis consistent with previous years and have been approved by its auditors as representing a true and fair view of the results of its operations for that year and accurately disclose or reserve against all the liabilities (actual or contingent) of the Borrower and the other Obligors, as relevant.

(b)        The Accounting Reference Date of the Borrower is 31st December.

(c)         It is not required to make any deduction for or on account of any Tax from any payment it may make under the Finance Documents. (Non-repeating)

(d)        All Tax returns required to have been filed by it or on its behalf under any applicable law have been filed when due and contain the information required by applicable law to be contained in them.

(e)        It has paid when due all Taxes payable by it under applicable law except to the extent that it is contesting payment in good faith and by appropriate means.

(f)        With respect to Taxes which have not fallen due or which it is contesting, it is maintaining reserves adequate for their payment and in accordance, where applicable, with GAAP.

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(g)        Under the laws of Germany it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in Germany or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents, or the transactions contemplated by the Finance Documents. (Non-repeating)

8.          Information provided

(a)         Any factual information provided by any Group Company for the purposes of entering into this Contract and any related documentation was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)         The Group structure chart is true, complete and accurate in all material respects and represents the complete corporate structure of the Group as at the date of this Contract, and other than as set out therein the Borrower owns no other equity and/or shares in any other business entity. (Non-repeating)

(c)         As at the date of this Contract, (i) information provided by the Borrower under the Application Form is complete, accurate and true in all material respects; and (ii) the Borrower (and the Group as a whole where relevant) complies with the eligibility and exclusion criteria to be the beneficiary of the Credit as such criteria are listed in the Application Form. (Non-repeating).

9.          No indebtedness

The Borrower has no Indebtedness outstanding other than Permitted Indebtedness (Non-repeating).

10.         No Immunity

Neither it, nor any of its assets, is entitled to immunity from suit, execution, attachment or other legal process.

11.         Pensions

(a)        The pension schemes for the time being operated by the Borrower (if any) are funded in accordance with their rules and to the extent required by law or otherwise comply with the requirements of any law applicable in the jurisdiction in which the relevant pension scheme is maintained.

(b)        No ERISA Event has occurred or is reasonably expected to occur that has resulted in or is reasonably likely to result in a Material Adverse Change.

(c)        The Obligors and their ERISA Affiliates are in compliance in all respects with the presently applicable provisions of ERISA and the Code with respect to each Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(d)        Except as would not reasonably be expected to result in a Material Adverse Change, no claim, action, or lawsuit or action by any governmental authority has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened with respect to any employee benefit plan maintained for employees of any Group Company.

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12.        Financial Covenants

(a)        It is in compliance with the Financial Ratios in accordance with Schedule K (Financial Covenants).

(b)        Notwithstanding any other provision of this Contract, in the event that the Borrower is not in compliance with the Financial Ratios in accordance with paragraph 12(a) above:

(i)         prior to 31 December 2021, such non-compliance shall constitute a Default only; and

(ii)        at any time after 1 January 2022, such non-compliance shall constitute an Event of Default and shall be governed in accordance with Article 9 (Events of Default) of this Contract.

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Schedule H
General Undertakings

1.          Use of Loan

The Borrower shall use all amounts borrowed by it under the Loan to carry out the Investment.

2.          Completion of Investment

The Borrower shall or shall procure that the Investment is carried out in accordance with the Technical Description as may be modified from time to time with the approval of the Bank, and completed by the final date specified therein.

3.          Procurement procedure

The Borrower shall secure goods and services for the Investment (a) in so far as they apply to it or to the Investment, in accordance with European Union law in general and in particular with the relevant European Union Directives and (b) in so far as European Union Directives do not apply, by procurement procedures which, to the satisfaction of the Bank, respect the criteria of economy and efficiency and, in case of public contracts, the principles of transparency, equal treatment and non-discrimination on the basis of nationality.

4.          Compliance with laws

Each Obligor shall comply in all respects with all laws and regulations to which it or the Investment is subject.

5.          Environment

The Borrower shall:

(i)        implement and operate the Investment in compliance with Environmental Law;

(ii)       obtain, maintain and comply with requisite Environmental Approvals for the Investment,

and upon becoming aware of any breach of this Paragraph 5:

(A)        the Borrower shall promptly notify the Bank;

(B)        the Borrower and the Bank will consult for up to 15 Business Days from the date of notification with a view to agreeing the manner in which the breach should be rectified; and

(C)        the Borrower shall remedy the breach within 30 Business Days of the end of the consultation period.

6.          Integrity

The Borrower shall take, within a reasonable timeframe, appropriate measures in respect of any member of its management bodies who has been convicted by a final and irrevocable court ruling of a Illegal Activity perpetrated in the course of the exercise of his/her professional duties, in order to ensure that such member is excluded from any Borrower's activity in relation to the Loan or the Investment.

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7.          Integrity Audit Rights

The Borrower shall ensure that all contracts under the Investment to be procured after the date of signature of this Contract in accordance with EU Directives on procurement provide for:

(i)         the requirement that the relevant contractor promptly informs the Bank of a genuine allegation, complaint or information with regard to Illegal Activities related to the Investment;

(ii)        the requirement that the relevant contractor keeps books and records of all financial transactions and expenditures in connection with the Investment; and

(iii)       the Bank’s right, in relation to an alleged Illegal Activity, to review the books and records of the relevant contractor in relation to the Investment and to take copies of documents to the extent permitted by law.

8.          Disposal of assets

(a)        Except as provided below, the Borrower shall not, and shall procure that no Group Company shall, either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily dispose of all or any part of any Group Company's business, undertaking or assets (including any shares or security of any entity or a business or undertaking, or any interest in any of them).

(b)        Paragraph (a) above does not apply to any such disposal:

(i)         made with the prior written consent of the Bank;

(ii)        made on arm's length terms in the ordinary course of business of a Group Company;

(iii)       made on arm's length terms and at fair market value for cash, which is reinvested in assets of comparable or superior type, value and quality;

(iv)       made on arm's length terms in exchange for other assets comparable or superior as to type, value and quality within six months following such disposal;

(v)        made by one Obligor for another Obligor's benefit;

(vi)       constituted by a licence of Intellectual Property Rights;

(vii)      made in relation to non-material assets which have depreciated to less than [***]% of their initial value or which are obsolete;

(viii)     excluding any disposal otherwise permitted under (ii) to (vii) above, disposals where the higher of the market value or consideration receivable for such disposals does not exceed (x) [***]% of Total Assets of turnover during any financial year, and (y) [***]% of Total Assets of turnover during the term of the Credit; or

(ix)       arising as a result of Permitted Security,

provided that the disposal is not of assets forming part of the Investment or shares in subsidiaries holding assets forming part of the Investment, which may not be disposed of unless either (a) the Borrower consults the Bank in relation to such disposal, and the Bank approves the disposal, or (b) the proceeds of the disposal are applied to prepay the Bank.

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For the purposes of this section, "dispose" and "disposal" includes any act effecting sale, transfer, lease or other disposal.

9.          Maintenance of assets

The Borrower shall maintain, repair, overhaul and renew all assets required in relation to the Investment as required to keep such assets in good working order.

10.         Insurances

The Borrower shall, and shall procure that each Group Company shall, maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

11.         Change in business

The Borrower shall procure that no substantial change is made to the general nature business of the Borrower or the Group as a whole from that carried on at the date of this Contract.

12.         Merger

The Borrower shall not, and shall procure that no Group Company shall, enter into any amalgamation, demerger, merger or corporate reconstruction unless:

(i)        with the prior written consent of the Bank; or

(ii)        such amalgamation, demerger, merger or corporate reconstruction does not result in a Material Adverse Change and is on a solvent basis, and provided that:

(A)        only Group Companies are involved;

(B)        the resulting entity will not be incorporated or located in a country which is in a jurisdiction that is blacklisted by any Lead Organisation in connection with activities such as money laundering, financing of terrorism, tax fraud and tax evasion or harmful tax practices as such blacklist may be amended from time to time; and

(C)        if the Borrower is involved, (i) the rights and obligations of the Borrower under the Finance Documents will remain with the Borrower, (ii) the surviving entity will be the Borrower and the statutory seat of the Borrower would not as a result of such merger be transferred to a different jurisdiction, (iii) the merger will not have an effect on the validity, legality or enforceability of the Borrower's obligations under the Finance Documents; and (iv) all of the business and assets of the Borrower are retained by it.

13.        Books and records

The Borrower shall ensure that it has kept and will continue to keep proper books and records of account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower, including expenditures in connection with the Investment, in accordance with GAAP as in effect from time to time.

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14.        Ownership

(a)        The Borrower shall maintain not less than [***]% of the share capital, directly or indirectly, of each of its Material Subsidiaries, unless a prior written consent of the Bank is received by the Borrower.

(b)        The Borrower shall immediately notify the Bank in the event of a new entity becoming a majority owned Subsidiary of the Borrower through any means, including but not limited to acquisition, creation and spin-off.

(c)        The undertaking in Paragraphs (a) above shall be calculated in accordance with GAAP as applied by the Borrower on the date of this Contract and as GAAP is amended from time to time and tested annually.

15.        Acquisitions

The Borrower shall not, and shall procure that no Group Company shall, invest in or acquire any entity or a business going concern or an undertaking (whether whole or substantially the whole of the assets or business), or any division or operating unit thereof, or any shares or securities of any entity or a business or undertaking (or in each case, any interest in any of them) (or agree to any of the foregoing), save for an acquisition:

(i)        with the prior written consent of the Bank;

(ii)        by a Group Company of all the shares or other ownership interests in any limited liability company or corporation, limited liability partnership or any equivalent company, provided that:

(A)        such entity has not yet commenced commercial operations;

(B)        such entity is incorporated in a country that is a member of either or both of the European Union or the Organisation of Economic Co-Operation and Development; and

(C)        no Event of Default is continuing on the date the relevant acquisition agreement is entered into or would occur as a result of the acquisition; or

(iii)        of shares or other ownership interests in any limited liability company or corporation, limited liability partnership or any equivalent company, the consideration for which does not exceed an aggregate amount of (x) EUR [***] during any financial year, and (y) EUR [***] during the term of the Credit, provided that:

(A)        no Event of Default is continuing on the date the relevant acquisition agreement is entered into or would occur as a result of the acquisition;

(B)        the acquired entity is engaged in a business similar or complementary to the business carried on by the Group as at the date of this Contract;

(C)        the acquired entity is not incorporated or located in a jurisdiction that is blacklisted by any Lead Organisation in connection with activities such as money laundering, financing of terrorism, tax fraud and tax evasion or harmful tax practices as such blacklist may be amended from time to time;

(D)        in respect of any acquisition where the consideration exceeds EUR [***], legal and financial due diligence reports (including customary reliance letters in

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favour of the Bank) and a business plan (in the form of the most recent budget adjusted for the expected effects of the acquisition) in respect of the 3 (three) next following Financial Years and any other due diligence reports received in connection with the acquisition (if any) are provided to the Bank; and

(E)        the Borrower provides a Compliance Certificate for the two 12 month financial periods immediately following the acquisition, updated on a pro forma basis as if the acquisition has occurred, which shows compliance with the Financial Ratios for each of such periods.

16.        Indebtedness

The Borrower shall not, and shall procure that no other Group Company shall, incur any Indebtedness, save for Indebtedness incurred:

(i)         with the prior written consent of the Bank;

(ii)        under the Finance Documents;

(iii)       under any finance or capital leases of equipment if the aggregate liability in respect of the equipment leased does not at any time exceed EUR [***] (or its equivalent in another currency or currencies);

(iv)       under Permitted Hedging;

(v)        under any letters of credit provided that such Indebtedness does not, singularly or in aggregate, exceed EUR [***] (or its equivalent in another currency or currencies);

(vi)       in respect of a Permitted Guarantee;

(vii)      incurred under any loan permitted pursuant to paragraph 20 of Schedule H; or

(viii)     in respect of Existing Indebtedness as at the date of this Contract listed in Schedule L (Existing Indebtedness).

17.        Guarantees

(a)        The Borrower shall not, and shall procure that no other Group Company shall, issue or allow to remain outstanding any guarantees in respect of any liability or obligation of any person save for:

(i)         the guarantee provided by the Guarantor pursuant to the Guarantee and Indemnity Agreement;

(ii)        with the prior written consent of the Bank; or

(iii)       guarantees issued in the ordinary course of trade by any Group Company under or in connection with:

(A)        under any negotiable instruments;

(B)        in connection with any performance bond; or

(C)        in connection with any Permitted Indebtedness.

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(b)        The Borrower shall procure that each Material Subsidiary, as soon as reasonably practicable and by no later than 10 (ten) Business Days of the date which it became a Material Subsidiary (whether by an acquisition or incorporation or otherwise):

(i)         enters into a Guarantee and Indemnity Agreement as a Guarantor;

(ii)        provide the Bank with a certified copy of its resolution of the competent body (board of directors or general meeting of shareholders or other management body) duly authorising the execution of the Guarantee Agreement and duly authorising the person or persons signing the Guarantee and Indemnity Agreement on its behalf, together with the specimen signature of each such person or persons;

(iii)       provide the Bank with evidence that the Material Subsidiary has obtained all necessary Authorisations required in connection with the Guarantee and Indemnity Agreement;

(iv)       provide the Bank with a legal opinion of a reputable law firm in the jurisdiction of incorporation of such Material Subsidiary, addressed to the Bank, on the valid existence of the Guarantor, the authority and capacity of the Guarantor to enter into the Guarantee and Indemnity Agreement and on the due execution and choice of law of the Guarantee and Indemnity Agreement;

(v)        evidence of the constitutional documents of the Guarantor;

(vi)       a certificate of an authorised signatory of the Guarantor certifying that each copy document relating to it specified in this paragraph 17 is correct, complete and in full force and effect as at a date no earlier than the date of the Guarantee Agreement;

(vii)      if requested by the Bank, evidence of appointment of the Guarantor's agent of service;

(viii)     in the case of a Guarantor that is a US Guarantor, a certificate as to the existence and good standing of such Guarantor from the appropriate governmental authorities in such Guarantor's jurisdiction of incorporation; and

(ix)       a solvency certificate signed by the chief financial officer, chief accounting officer or other similar officer of a Guarantor that is a US Guarantor,

each in form and substance satisfactory to the Bank and its counsel.

18.        Hedging

The Borrower shall not, and shall procure that no other Group Company shall, enter into any derivative transaction other than Permitted Hedging, where "Permitted Hedging" means:

(i)         any derivative transaction by a Group Company to hedge actual or projected exposure arising in the ordinary course of trading and not for speculative purposes; and

(ii)        any derivative instrument of a Group Company which is accounted for on a hedge accounting basis but is not entered into for speculative purposes.

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19.        Restrictions on distributions

The Borrower shall not, and shall procure that no other Group Company shall, declare or distribute dividends, or return or purchase shares, save for:

(i)	with the prior written consent of the Bank;

(ii)        payments to a Group Company as a result of a solvent liquidation or reorganisation of a Group Company which is not an Obligor;

(iii)       any dividend payments made by one Obligor to another Obligor; or

(iv)       dividend payments or share repurchases by a Group Company provided that:

(A)        the payment of any amounts pursuant to the terms of the Warrant Agreement;

(B)        such dividends and repurchases are made in compliance with applicable corporate law and other mandatory regulatory restrictions;

(C)        no Default has occurred and is continuing; and

(D)        such dividends or repurchases do not exceed in aggregate [***]% of the net earnings for the Group as reported in the annual, audited, consolidated accounts for the preceding financial year.

20.        Restrictions on intercompany loans

The Borrower shall not, and shall procure that no other Group Company shall, make any payment in respect of any intercompany loan, save for:

(i)         with the prior written consent of the Bank;

(ii)        where the lender of the intercompany loan is the Borrower; or

(iii)       the payments to a Group Company as a result of a solvent liquidation or reorganisation of a Group Company which is not the Borrower, up to an amount of EUR [***] in total.

21.        Intellectual Property Rights

The Borrower shall, and shall procure that each other Group Company shall, (i) obtain, safeguard and maintain its rights with respect to the Intellectual Property Rights required for the implementation of the Investment in accordance with this Contract, including complying with all material contractual provisions and that the implementation of the Investment in accordance with this Contract will not result in the infringement of the rights of any person with regard to the Intellectual Property Rights and (ii) ensure that any Intellectual Property Rights required for the implementation of the Investment will be owned by or licensed to the Borrower, and where such Intellectual Property Rights which are owned by a Group Company are capable of registration, are registered to such party.

22.        Maintenance of Status

The Borrower shall, and shall procure that each other Group Company shall, remain duly incorporated and/or organised and validly existing as a corporate entity with limited liability or other legal entity under the jurisdiction in which it is incorporated or organised (and with

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respect to any US Guarantor, it is in good standing under its jurisdiction of incorporation) and that it will have no centre of main interests, permanent establishment or place of business outside the jurisdiction in which it is incorporated, and that it will continue to have the power to carry on its business as it is now being conducted and continue to own its property and other assets.

23.        Negative pledge

(a)        The Borrower shall not (and shall procure that no other Group Company shall) create or permit to subsist any Security over any of its assets.

(b)        For the purposes of this Paragraph 23, the term Security shall also include any arrangement or transaction on assets or receivables or money (such as the sale, transfer or other disposal of assets on terms whereby they are or may be leased to or re-acquired by any Group Company, the sale, transfer or other disposal of any receivables on recourse terms or any arrangement under which money or the benefit of a bank account or other account may be applied or set‑off or any preferential arrangement having a similar effect) in circumstances where the arrangement or transaction is entered into primarily as a method of raising credit or of financing the acquisition of an asset.

(c)        Paragraph (a) above does not apply to any Security, listed below:

(i)         any Security listed in Paragraph 4 of Schedule G (Representation and Warranties) except to the extent the principal amount secured by that Security exceeds the amount stated;

(ii)        any netting or set-off arrangement entered into by any Group Company in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(iii)       any payment or close out netting or set-off arrangement pursuant to any Permitted Hedging, but excluding any Security under a credit support arrangement in relation to a hedging transaction;

(iv)       any security interest arising by operation of law and in the ordinary course of trading;

(v)        any Security over or affecting any asset acquired by a Group Company after the date of this Contract if:

(A)        the Security was not created in contemplation of the acquisition of that asset by a Group Company;

(B)        the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a Group Company; and

(C)        the Security is removed or discharged within 3 months of the date of acquisition of such asset;

(vi)       any Security over or affecting any asset of any company which becomes a Group Company after the date of this Contract, where the Security is created prior to the date on which that company becomes a Group Company, if:

(A)        the Security was not created in contemplation of the acquisition of that company;

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(B)        the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(C)        the Security is removed or discharged within 3 months of that company becoming a Group Company;

(vii)      any Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a Group Company in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by any Group Company; or

(viii)     the Existing Security listed except to the extent the principal amount secured by that Security exceeds the amount stated in Schedule L (Existing Indebtedness).

24.        Clauses by inclusion

If the Borrower concludes with any other unsubordinated creditor a financing agreement that includes a loss-of-rating clause or a covenant or other provision regarding its financial ratios, if applicable, that is not provided for in this Contract or is more favourable to the relevant creditor than any equivalent provision of this Contract is to the Bank, the Borrower shall promptly inform the Bank and shall provide a copy of the more favourable provision to the Bank. The Bank may request that the Borrower promptly executes an agreement to amend this Contract so as to provide for an equivalent provision in favour of the Bank.

25.        US Governmental Regulation

(a)        The Borrower shall not, and shall procure that each member of the Group and any of their respective Subsidiaries shall not, be subject at any time to regulation under the US Federal Power Act or the US Interstate Commerce Act or under any other US federal or state statute or regulation which may limit its ability to incur or guarantee indebtedness or which may otherwise render all or any portion of their respective obligations under Finance Documents unenforceable.

(b)        The Borrower shall not at any time, and shall procure that each member of the Group and any of their respective Subsidiaries shall not any time, be an "investment company" or a company "controlled" by an "investment company" as defined in, or subject to regulation under, the US Investment Company Act of 1940, as amended.

26.        US Securities Activities and Margin Regulations

(a)        The Borrower shall not at any time, and shall procure that each member of the Group and any of their respective Subsidiaries shall not at any time, engage principally, or as one of its important activities, in the business of purchasing or carrying Margin Stock or extending credit for the purpose of purchasing or carrying any Margin Stock.

(b)        No part of the proceeds of any of the Loans will be used for any purpose which violates the provisions of Regulations T, U or X issued by the Board of Governors of the Federal Reserve System.

27.        Anti-Money Laundering

The Borrower shall at all times, and shall procure that each member of the Group and any of their respective Subsidiaries shall at all times be in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the

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United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended. No part of the proceeds of any Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

28.        Pensions

(a)        The Borrower shall (and shall take reasonable measures to cause each other Obligor and their respective ERISA Affiliates to) comply with any applicable requirements of ERISA to the extent that non-compliance could reasonably be expected to result in a Material Adverse Change.

(b)        The Borrower shall (and shall take reasonable measures to cause each other Obligor and their ERISA Affiliates to) take actions to avoid the occurrence of any ERISA Event which could reasonably be expected to result in a Material Adverse Change.

(c)        The Borrower shall deliver to the Bank, promptly upon becoming aware of the occurrence of an ERISA Event that, either individually or together with other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Change, a description of what action the Borrower or any other Obligor or ERISA Affiliate has taken, is taking or proposes to take with respect to such ERISA Event.

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Schedule I
Information and Visits

1.          Information concerning the Investment

(a)        The Borrower shall deliver to the Bank:

(i)         the information in content and in form, and at the times, specified in Part B of Schedule A or otherwise as agreed from time to time by the parties to this Contract;

(ii)        any such information or further document concerning the Investment as the Bank may require to comply with its obligations under the EFSI Regulation; and

(iii)       any such information or further document concerning the financing, procurement, implementation, operation and environmental matters of or for the Investment as the Bank may reasonably require within a reasonable time;

provided always that if such information or document is not delivered to the Bank on time, and the Borrower does not rectify the omission within a reasonable time set by the Bank in writing, the Bank may remedy the deficiency, to the extent feasible, by employing its own staff or a consultant or any other third party, at the Borrower's expense and the Borrower shall provide such persons with all assistance necessary for the purpose.

(b)        The Borrower shall submit for the approval of the Bank without delay any material changes to the Investment, also taking into account the disclosures made to the Bank in connection with the Investment prior to the signing of this Contract, in respect of, inter alia, the total cost, plans, timetable or to the expenditure programme or financing plan for the Investment.

(c)        The Borrower shall promptly inform the Bank of:

(i)         any action initiated or any objection raised by any third party or any genuine complaint received by the Borrower or any Environmental Claim that is to its knowledge commenced, pending or threatened against it with regard to environmental or other matters affecting the Investment;

(ii)        any fact or event known to the Borrower, which may substantially prejudice or affect the Borrower's ability to execute the Investment;

(iii)       a genuine allegation, complaint or information with regard to Illegal Activities related to the Loan and/or the Investment;

(iv)       any non-compliance by it with any applicable Environmental Law; and

(v)        any suspension, revocation or modification of any Environmental Approval,

and set out the action to be taken with respect to such matters;

(d)        If the total cost of the Investment exceeds the estimated figure set out in Recital (A), the Borrower shall notify the Bank without delay and shall inform the Bank of its plans to fund the increased costs.

(e)        The Borrower shall, and shall procure that each other Group Company shall, promptly inform the Bank if at any time it becomes aware of the illicit origin (including products of money laundering or linked to the financing of terrorism) of any funds invested in the Investment by the Borrower or by its controlling entities or another Group Company.

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(f)        The Borrower shall provide to the Bank, if so requested:

(i)         a certificate of its insurers showing that all assets required in order to carry out the Investment are insured with first class insurance companies in accordance with the most comprehensive relevant industry practice; and

(ii)        annually, a list of policies in force covering any aspect of the Investment, together with confirmation of payment of the current premiums.

2.          Information concerning the Borrower

(a)        The Borrower shall deliver to the Bank:

(i)         as soon as they become available but in any event within 180 days after the end of each of its financial years its audited consolidated and unconsolidated annual report, balance sheet, profit and loss account and auditors report for that financial year together with a Compliance Certificate as set out in Schedule E signed by a director;

(ii)        as soon as they become publicly available but in any event within 120 days after the end of each of the relevant accounting periods its interim consolidated and unconsolidated semi-annual report, balance sheet and profit and loss account for the first half-year of each of its financial years together with a Compliance Certificate as set out in Schedule E signed by a director;

(iii)       from time to time, such further information on its general financial situation as the Bank may reasonably require or such certificates of compliance with the undertakings of Article 7 (Borrower undertakings, financial covenants and representations) as the Bank may deem necessary; and

(iv)       any such information or further document concerning customer due diligence matters as the Bank may reasonably require within a reasonable time.

(b)        The Borrower shall inform the Bank immediately of:

(i)         any Event of Default having occurred or being threatened or anticipated;

(ii)        to the extent permitted by law, any material litigation, arbitration, administrative proceedings or investigation carried out by a court, administration or similar public authority, which, to the best of its knowledge and belief is current, threatened or pending:

(A)        against the Borrower or its controlling entities or members of the Borrower's management bodies in connection with Illegal Activities related to the Loan or the Investment; or

(B)        which might if adversely determined result in a Material Adverse Change;

(iii)       any measure taken by the Borrower pursuant to Paragraph 6 (Integrity) of Schedule H; and

(iv)       any material Change in the Beneficial Ownership of the Borrower.

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3.          Visits by the Bank

(a)        The Borrower shall allow the Bank and, when either required by the relevant mandatory provisions of EU law or pursuant to the EFSI Regulation, the competent EU institutions including the European Court of Auditors, the Commission, the European Anti-Fraud Office, as well as persons designated by the foregoing:

(i)         to visit the sites, installations and works comprising the Investment;

(ii)        to interview representatives of the Borrower, and not obstruct contacts with any other person involved in or affected by the Investment; and

(iii)       to conduct such on the spot audits and checks as they may wish and review the Borrower's books and records in relation to the execution of the Investment and to be able to take copies of related documents to the extent not prohibited by the law.

(b)        The Borrower shall provide the Bank, or ensure that the Bank is provided, with all necessary assistance for the purposes described in this Article.

(c)        In the case of a genuine allegation, complaint or information with regard to Illegal Activities related to the Loan and/or the Investment, the Borrower shall consult with the Bank in good faith regarding appropriate actions.  In particular, if it is proven that a third party committed Illegal Activities in connection with the Loan and/or the Investment with the result that the Loan or the EFSI financing were misapplied, the Bank may, without prejudice to the other provisions of this Contract, inform the Borrower if, in its view, the Borrower should take appropriate recovery measures against such third party.  In any such case, the Borrower shall in good faith consider the Bank's views and keep the Bank informed.

4.          Disclosure and publication

(a)        The Borrower acknowledges and agrees that:

(i)         the Bank may be obliged to communicate information relating to the Borrower and the Investment to any competent institution or body of the European Union in accordance with the relevant mandatory provisions of European Union law or pursuant to the EFSI Regulation; and

(ii)        the Bank may publish in its website or produce press releases containing information related to the financing provided pursuant to this Contract with support of the EFSI, including the name, address and country of establishment of the Borrower, the purpose of the financing, and the type and amount of financial support received under this Contract.

(b)        The Borrower agrees to cooperate with the Bank to ensure that any press releases or publications made by the Borrower regarding the financing and the Investment include an appropriate acknowledgement of the financial support provided by EIB with the backing of the European Union through EFSI.

(c)        If requested by the Bank, the Borrower undertakes to refer to this financing and other EIB financings in its public communications, if appropriate, during the availability period, and in connection with any drawdowns, and communications on major corporate events.

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5.           Confidential information

The Borrower shall notify the Bank in writing each time that it provides the Bank with any information which the Borrower considers to be material non-public information (within the meaning of Section 10(b) of the Securities Exchange Act of 1934, as amended, and the anti-fraud provisions of Rule 10b-5 promulgated thereunder, in each case including court interpretations thereof; collectively referred to herein as, "material non-public information") by clearly and conspicuously marking such information as "PRIVATE".  The Borrower shall also promptly inform the Bank in writing on each occasion that it considers that any material non-public information previously disclosed to the Bank has changed or has ceased to be material non-public information.  In the absence of any such notifications and markings, the Borrower will be deemed to represent to the Bank that any information provided by the Borrower (whether confidential or otherwise) does not constitute material non-public information.

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SCHEDULE J

WARRANT AGREEMENT

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SCHEDULE K

FINANCIAL COVENANTS

1.         Financial covenants

The Borrower shall ensure that the following financial ratios (the "Financial Ratios") will be maintained on a consolidated basis for the Group:

Relevant Period during which a Compliance Certificate is submitted in accordance with paragraph 2 below:	Total Net Financial Debt to Total Equity shall not be less than:	Total Net Financial Debt to EBITDA shall not be less than:
2019	[***]x	[***]x
2020	[***]x	[***]x
2021	[***]x	[***]x
2022	[***]x	[***]x
2023	[***]x	[***]x
2024	[***]x	[***]x
2025	[***]x	[***]x

2.         Financial Testing

The Financial Ratios shall be calculated in accordance with IFRS (as applied by the Borrower on the date of this Contract and as IFRS is amended from time to time) and tested by reference to the semi-annual consolidated financial statements delivered in accordance with Paragraph 2(a) of Schedule I (Information and Visits) as at the end of each Relevant Period, and set out in the Compliance Certificate delivered to the Bank along with such financial statements.

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SCHEDULE L

EXISTING INDEBTEDNESS

[***]

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SCHEDULE M

EXISTING SECURITY

[***]

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